UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

EXHIBITS

Pricing Agreement, dated April 15, 2019 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Underwriters.	Exhibit 1.1

First Supplemental Indenture, dated as of April 22, 2019, among América Móvil, S.A.B. de C.V., as Issuer, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying agent, relating to the 3.625% Senior Notes due 2029.	Exhibit 4.1

Specimen of Global Notes representing the 3.625% Senior Notes due 2029.	Exhibit 4.2

Second Supplemental Indenture, dated as of April 22, 2019, among América Móvil, S.A.B. de C.V., as Issuer, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying agent, relating to the 4.375% Senior Notes due 2049.	Exhibit 4.3

Specimen of Global Notes representing the 4.375% Senior Notes due 2049.	Exhibit 4.4

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated April 22, 2019.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated April 22, 2019.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer